

June 21, 2011

<u>Via Email</u>
Joseph M. Murphy
President and Chief Executive Officer
Bar Harbor Bankshares
82 Main Street, P.O. Box 400
Bar Harbor, Maine 04609

**Re:     Bar Harbor Bankshares**
**Form 10-K for the Fiscal Year Ended December 31, 2010**
**Filed March 16, 2011**
**Form 10-Q for the Quarter Ended March 31, 2011**
**Filed May 10, 2011**
**File No.  1-13349**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Note 4: Securities Available for Sale

1.  Please provide us your full detailed securities impairment analysis, as of both December 31, 2010 and March 31, 2011, for the private label mortgage backed securities.  The analysis should address all available evidence, explains the relative significance of each piece of evidence, and identifies the primary

evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Loans

2. We note your response to comment one in our letter dated April 6, 2011. In order for us to more clearly understand the nature, terms, collateral and any specific allowance for loan loss recorded on this specific loan, please address the following:

- Tell us the original loan terms and indicate whether the terms have ever been modified;
- Provide us with specific information detailing the nature of the loan, sources of repayment, repayment history (i.e. from housing units and affordability covenants) to date as well as management's expectations regarding full repayment of the loan upon maturity in August 2011;
- Regarding the repayment history, address the total number of housing units in the project, how may units have been sold to date and at what prices, the number of affordability covenants sold as well as the related sales prices; and
- Provide us with details regarding the specific loss allowances which have been recorded and how these amounts have been determined at both December 31, 2011 and at March 31, 2011.

\* \* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3492 if you have any questions regarding the above comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Sr Asst. Chief Accountant